BMC

BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

NEWS RELEASE

CONTACT:	BRADLEY D. CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

BMC INDUSTRIES ANNOUNCES BANK CREDIT AGREEMENT EXTENSION

Reclassifies Majority of Short-Term Debt as Long-Term Debt

Sept. 30, 2002 - Minneapolis, Minnesota, USA-- BMC Industries, Inc. (NYSE:  BMM), today announced that it has reached an agreement with its lenders on an amendment to its existing senior credit facilities that, among other things, extends the termination date of the facility to May 2004 and reduces the aggregate facility size from $185 million to $145 million. The effect of the amendment/extension is to reclassify nearly all of the company's short-term debt, as long-term debt.

"This new debt agreement is one further indication of our progress to return BMC to financial health.  The agreement increases our financial flexibility, complementing the use of our strong cash flow to reduce debt," said Douglas C. Hepper, chairman, president and chief executive officer of BMC Industries.  "We believe this strong show of support from our lending institutions will go a long way to reassure the confidence of our loyal customers, suppliers and other stakeholders."

Hepper continued, "In addition to the debt agreement, I'm pleased to report that we continue to make good progress to realize the potential of our two core businesses and other assets of the company.  A priority focus is to profitably grow our global polycarbonate lens franchise and to manage our core mask operations for maximum cash flow.  We estimate that our total debt outstanding at September 30, 2002 will approximate $115 million, down from $142 million at December 31, 2001. This is a significant accomplishment, given the tough business climate we have operated in, and it is a credit to the dedication and hard work of everyone at BMC."

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs.  The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.  The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease Lens trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM."  For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.

Certain statements in this news release may be deemed to be forward-looking statements as defined in the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in future periods to differ materially from what is currently anticipated.  Those risks include, among others, general competitive factors, the company's ability to successfully implement operational improvements in its businesses, the episodic nature of the company's business, the ability to meet future financial covenants related to its existing senior credit facilities, and the ability to negotiate additional financing arrangements beyond May 2004. Additional information on these and other risks are detailed further in the company's Annual Report and 10K to shareholders dated December 31, 2001, and from time to time in the company's filings with the Securities and Exchange Commission.